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                              June 15, 2023

       Kemal Kaya
       Chief Executive Officer
       Galata Acquisition Corp.
       2001 S Street NW, Suite 320
       Washington, DC 20009

                                                        Re: Galata Acquisition
Corp.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed June 8, 2023
                                                            File No. 001-40588

       Dear Kemal Kaya:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A filed June 8, 2023

       Risk Factors, page 18

   1. We note the inclusion of a risk factor titled "Galata may not be able to complete an initial business combination
with a U.S. target company should the transaction be subject to review by a U.S.
government entity..." disclosed in the Risk Factors section of your registration statement
on Form F-4 (File No. 333-269067). Please revise your preliminary proxy statement here to
include similar risk factor disclosure.
 Kemal Kaya
FirstName  LastNameKemal
Galata Acquisition Corp. Kaya
Comapany
June       NameGalata Acquisition Corp.
     15, 2023
June 15,
Page 2 2023 Page 2
FirstName LastName
General

2. We note your disclosure both in the Questions and Answers section as well as your Risk
         Factors section regarding the risk that you may be deemed to be operating as an unregistered investment company. Please revise your proxy statement to include disclosure that the longer your trust assets are invested in securities, the more likely you are to be viewed as a a fund-like investment by investors and as an unregistered investment company under Section 3(a)(1)(A) of the '40 Act.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kate Beukenkamp at 202-551-3861 or Dietrich King at 202-551-8071
with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Trade
& Services
cc:      Michael E. Brandt